June 26, 2007
VIA EDGAR AND COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 6010

Attn:	Russell Mancuso
Eduardo Aleman
Brian Cascio
Lynn Dicker

Re:	comScore, Inc.
Registration Statement on Form S-1
File No. 333-141740
Initially filed on April 2, 2007
Amendment No. 5 filed on June 26, 2007
Ladies and Gentlemen:
          On behalf of comScore, Inc. (the “Company”), we are transmitting for filing Amendment No. 5 to the above referenced registration statement (“Amendment No. 5”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies complete with exhibits of Amendment No. 5.
          We are also submitting with Amendment No. 5 the Company’s response (the “Company Response”) to the comments from the staff of the Securities and Exchange Commission received by letter dated June 25, 2007.

U. S. Securities and Exchange Commission
June 26, 2007

          Please direct your questions or comments regarding Amendment No. 5 or the Company Response to the undersigned or Mark R. Fitzgerald at (202) 973-8800 or Robert G. Day at (650) 493-9300. Thank you for your assistance.
Respectfully submitted,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Michael C. Labriola
Michael C. Labriola

cc:	Magid M. Abraham, Ph.D., comScore, Inc.
John M. Green, comScore, Inc.
Christiana L. Lin, comScore, Inc.
Robert G. Day
Mark R. Fitzgerald
Andrew J. Pitts, Cravath, Swaine & Moore LLP